Exhibit (a)(25)

MEMORANDUM OF UNDERSTANDING

WHEREAS, this Memorandum of Understanding (“MOU”) is entered into as of June 10, 2013, by and among the parties to Nicholas v. Telular Corp., et al., No. 13 CH 11752 (Cook Co. Ch.); Berg v. Telular Corp., et al., No. 13 CH 11782 (Cook Co. Ch.); Levin v. Barker, et al., No. 13 CH 11977 (Cook Co. Ch.); Posell v. Telular Corp., et al., No. 13 CH 12083 (Cook Co. Ch.); Henard v. Telular Corp., et al., No. 13 CH 12693 (Cook Co. Ch.) (the “First-Filed Actions”); and DeNicolo v. Telular Corp., et al., No. 13 CH 13614 (Cook Co. Ch.) (collectively, with the First-Filed Actions, the “Actions”) pending before the Circuit Court of Cook County, Illinois, Chancery Division (the “Court”), to document the agreement in principle for the settlement of the Actions on the terms and subject to the conditions set forth herein;

WHEREAS, on April 29, 2013, Telular Corporation (“Telular”) and Avista Capital Partners (“Avista”) announced that they had entered into an Agreement and Plan of Merger, dated as of April 29, 2013, by and among Telular, ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc. (the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates, among other things, that Avista, through its wholly-owned subsidiaries, will acquire all of the outstanding stock of Telular via a tender offer (the “Tender Offer”) followed by a short-form merger (the “Proposed Transaction”);

WHEREAS, on May 2, 2013, a purported Telular stockholder filed a putative class action in this Court on behalf of himself and all others similarly situated, captioned Nicholas v. Telular Corp., et al., No. 13 CH 11752;

WHEREAS, on May 2, 2013, another purported Telular stockholder filed a putative class action in this Court on behalf of himself and all others similarly situated, captioned Berg v. Telular Corp., et al., No. 13 CH 11782;

WHEREAS, on May 6, 2013, another purported Telular stockholder filed a putative class action in the Delaware Court of Chancery on behalf of himself and all others similarly situated, captioned Eichenbaum v. Telular Corp., et al., C.A. No. 8527-VCL (the “Delaware Action”);1

WHEREAS, on May 6, 2013, another purported Telular stockholder filed a putative class action in this Court on behalf of himself and all others similarly situated, captioned Levin v. Barker, et al., No. 13 CH 11977;

WHEREAS, on May 7, 2013, another purported Telular stockholder filed a putative class action in this Court on behalf of himself and all others similarly situated, captioned Posell v. Telular Corp., et al., No. 13 CH 12083;

WHEREAS, on May 10, 2013, Telular filed with the United States Securities and Exchange Commission (the “SEC”) the Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”), which, among other things, summarizes the Merger Agreement and provides an account of the events leading up to the execution of the Merger Agreement and a summary of the valuation analyses conducted by Telular board of directors’ financial advisor, Oppenheimer & Co. Inc. (“Oppenheimer”);

WHEREAS, on May 14, 2013, Plaintiff in the Nicholas action filed a Motion for Expedited Discovery;

_______________________

1  The parties to the Delaware Action are not parties to this MOU.

WHEREAS, on May 15, 2013, another purported Telular stockholder filed a putative class action in this Court on behalf of himself and all others similarly situated, captioned Henard v. Telular Corp., et al., No. 13 CH 12693;

WHEREAS, on May 17, 2013, Plaintiff in the Henard action filed a Motion for Expedited Proceedings and served his Request for Production of Documents;

WHEREAS, on May 21, 2013, Plaintiff in the Nicholas action filed a Routine Notice of Motion for Leave to File Amended Complaint, which amended complaint added allegations that the disclosures in the 14D-9 were materially misleading and/or contained material omissions;

WHEREAS, on May 21, 2013, Plaintiff in the Nicholas action filed a Motion to Consolidate the Nicholas, Levin, Posell, Berg and Henard actions;

WHEREAS, on May 22, 2013, the Telular Defendants filed their Motion to Consolidate the Nicholas, Levin, Posell, Berg and Henard actions;

WHEREAS, on May 28, 2013, additional purported Telular stockholders filed a putative class action in this Court on behalf of themselves and all others similarly situated, captioned DeNicolo v. Telular Corp., et al., No. 13 CH 13614;

WHEREAS, on May 29, 2013, plaintiffs in the DeNicolo action filed an additional Motion to Consolidate the Nicholas, Levin, Posell, Berg, Henard and DeNicolo actions;

WHEREAS, on June 3, 2013, the Nicholas, Levin, Posell, Berg, Henard and DeNicolo actions were consolidated as 13 CH 11752, before Judge Mary Anne Mason in the Circuit Court of Cook County;

WHEREAS, the complaints filed in the Actions allege that, among other things, the Telular board of directors breached its fiduciary duties in entering into the Merger Agreement, that Avista aided and abetted those breaches of fiduciary duty, and that the 14D-9 contains materially misleading information and/or omits material information;

WHEREAS, counsel for the Plaintiffs in the Actions have conducted discovery that included a review of Telular board minutes, management presentations, Oppenheimer presentations, and materials related to the go-shop period relevant to the claims asserted in the Actions, and have taken the depositions of Jonathan Charak (Telular CFO) and William Yu (Oppenheimer Managing Director);

WHEREAS, counsel for the First-Filed Actions and counsel for the DeNicolo plaintiffs requested that the closing of the Tender Offer be extended in order to conduct further exploration of the issues presented in the litigation, and counsel for the DeNicolo plaintiffs thereafter conducted additional interviews with representatives of Telular and Oppenheimer and with counsel for Avista;

WHEREAS, the DeNicolo plaintiffs are long known to Telular as shareholders with significant Telular holdings and descendants of Telular’s founder, William L. DeNicolo;

WHEREAS, Plaintiffs in each of the Actions represent to have owned at all relevant times and continue to own shares of Telular common stock, for which proof of ownership was provided to Defendants’ Counsel prior to the execution of the MOU;

WHEREAS, counsel for the parties to the Actions have engaged in arm’s-length discussions and negotiations concerning a possible settlement of the Actions based on the Plaintiffs’ demand for further disclosure to Telular stockholders in connection with the transactions contemplated by the Merger Agreement;

WHEREAS, after arm’s-length negotiations, counsel to the parties in the Actions have reached an agreement-in-principle concerning the proposed settlement of the Actions, which they set forth herein;

WHEREAS, counsel for the parties to the Actions did not discuss the appropriateness or amount of any application by counsel for the Plaintiffs for an award of attorneys’ fees and expenses until the substantive terms of the settlement on behalf of and for the benefit of the Class (defined below) were negotiated at arm’s-length and agreed upon; and

WHEREAS, counsel for the Plaintiffs have concluded that the terms contained in this MOU are fair and adequate to Telular stockholders and that it is reasonable to pursue a settlement of the Actions based upon those terms and the procedures outlined herein; and

WHEREAS, Telular, Avista, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Lawrense S. Barker, Joseph A. Beatty, Betsy J. Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, and M. Brian McCarthy (the “Defendants”) each has denied, and continues to deny, that he, she, or it committed or aided and abetted the commission of any breach of any fiduciary duty or any other law, or engaged in any of the wrongful acts alleged in the various Actions, and expressly maintains that he, she, or it diligently and scrupulously complied with his, her, or its fiduciary and other legal duties, to the extent such duties exist, and is entering into this MOU solely to eliminate the burden, expense, and uncertainties inherent in further litigation;

NOW THEREFORE, the parties to the Actions have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below (the “Settlement”), and the parties believe the Settlement is in the best interests of the parties and Telular public stockholders:

1.     As a result of discussions between and among the parties, it is agreed that, in consideration for the full settlement and release of the Settled Claims (as defined below), the parties to the Actions have agreed that: (1) Telular will include additional disclosures in a Supplement to the 14D-9 concerning the Merger Agreement, in the form attached hereto as Exhibit A, to be filed with the SEC; (2) Telular, Avista, ACP Tower Merger Sub, Inc. and ACP Tower Holdings LLC postponed the closing of the Tender Offer from June 7, 2013 until June 14, 2013; and (3) Telular, Avista, ACP Tower Merger Sub, Inc. and ACP Tower Holdings LLC agree to extend the closing of the Tender Offer again from June 14, 2013 to June 24, 2013. Without admitting any wrongdoing, the Defendants acknowledge that the prosecution of the Actions and discussions with counsel for the Plaintiffs were the principal cause of the decision to make the supplemental disclosures reflected in Exhibit A and postpone the closing of the Tender Offer.

2.     Within two (2) business days of the execution of this MOU, counsel for the Plaintiffs shall inform the Court of the execution of this MOU, and shall request leave of the Court to present the Settlement for preliminary approval as soon as practicable.

3.     No fees or expenses shall be paid to counsel for the Plaintiffs in the absence of consummation of the Proposed Transaction and approval of a complete release of all the Released Persons (as defined below) in the form customarily approved in connection with such settlements. This paragraph shall be immediately binding on the parties to the MOU.

4.     The parties will attempt in good faith to agree promptly upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required to obtain final approval of the Settlement, and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time. The Stipulation shall expressly provide that, among other things:

(a)     Defendants have denied, and continue to deny, that they have committed or aided and abetted the commission of any breach of fiduciary duty or violation of any other law or engaged in any of the wrongful acts alleged in the Actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, to the extent such duties exist;

(b)     Defendants are entering into the Stipulation solely because the Settlement would eliminate the burden, expense, and uncertainties inherent in further litigation;

(c)     Counsel for the Plaintiffs believe that the Plaintiffs’ claims have merit based on proceedings to date, but recognize that the Defendants would continue to assert legal and factual defenses to their claims; and

(d)     Counsel for the Plaintiffs have concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein.

5.     The Stipulation will further provide for, among other things:

(a)     Appropriate certification of a class pursuant to ILCS 5/2-801 defined as any and all record and beneficial holders of Telular common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held shares of Telular common stock at any time between and including April 29, 2013 and the consummation of the Proposed Transaction (the “Class”). Excluded from the Class are Defendants and officers of Telular;

(b)     That all proceedings in the Actions, except for Settlement-related proceedings, shall be stayed until the Court rules upon a motion for final approval of the Settlement;

(c)     The entry of a judgment in an appropriate form, dismissing the Actions with prejudice and barring, among other things, any claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, that have been or could have been, asserted in any court, tribunal, or proceeding (including but not limited to any claims arising under federal, state, foreign, or common law, including the federal securities laws and any state disclosure law), by or on behalf of Plaintiffs or any member of the class, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in their capacity as shareholders (collectively, the “Releasing Persons”) against the Defendants or any of their families, parent entities, controlling persons, associates, affiliates, or subsidiaries and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors, or assigns (the “Released Persons”) which the Releasing Persons ever had, now have, or may have had by reason of, arising out of, relating to, or in connection with the acts, events, facts, matters, transactions, occurrences, statements, or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the allegations in the Actions, the complaints, the Tender Offer, the Merger Agreement, and other transactions contemplated therein, or disclosures made in connection therewith (including the adequacy and completeness of such disclosures) (the “Settled Claims”); provided, however, that the Settled Claims shall not include any properly perfected claims for appraisal pursuant to 8 Del. C. § 262, or claims to enforce the Settlement; and

(d)     That Defendants and the Released Persons release Plaintiffs and their Counsel from all claims arising out of the instituting, prosecution, settlement or resolution of the Actions; provided, however, that the Defendants and Released Persons shall retain the right to enforce in the Court the terms of the Stipulation or this MOU.

6.     The Stipulation will include a provision that Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true by them with respect to the Settled Claims, but that it is the intention of Plaintiffs, and by operation of law the intention of the members of the Class, to completely, fully, finally, and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of the Settlement and was relied upon by each and all of the Released Persons in entering into this Stipulation. “Unknown Claims” means any claim that Plaintiffs or any member of the Class does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement.

7.     The Settlement is intended to extinguish all of the Settled Claims and, consistent with such intention, the Stipulation will provide that, upon final approval of the Settlement, the Releasing Persons shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of any state, federal, or foreign law or principle of common law, which may have the effect of limiting the release set forth above. This shall include a waiver by the Releasing Persons of any rights pursuant to section 1542 of the California Civil Code (or any similar, comparable, or equivalent provision of any federal, state, or foreign law, or principle of common law), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement.

8.     This Settlement shall not be legally binding upon any party unless and until the Stipulation is executed. The Settlement shall be subject to the approval of the Court and any appeals that may be taken with respect to such approval. Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Proposed Transaction not be consummated for any reason, the Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the litigation. In such event, and consistent with the applicable evidentiary rules, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Actions or in any other proceeding.

9.     The parties to this MOU agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU that challenges the Settlement or the Proposed Transaction (including the Merger Agreement and any public disclosures, statements or filings made in connection therewith) or otherwise involves a settled claim.

10.   Plaintiffs’ Counsel reserve the right to seek an award of attorneys’ fees and expenses. Defendants reserve the right to oppose the amount of any such request, but acknowledge that Plaintiffs’ Counsel are entitled to seek an award of attorneys’ fees and expenses in connection with the Settlement, subject to the Court’s approval. Plaintiffs’ Counsel agrees not to seek an award of fees in any other court in connection with the Action and the Settlement. In the event the parties are unable to reach an agreement on attorneys’ fees and expenses prior to the execution of a Stipulation, the parties agree to submit the Stipulation for final approval, notwithstanding approval of Plaintiffs’ Counsels’ application for attorneys’ fees and expenses. In any event, any fees and expenses awarded by a court in connection with the Settlement shall be payable within twenty (20) business days of the entry of an order awarding them. Plaintiffs’ Counsel shall be jointly and severally responsible for the repayment of any such fees as may be reduced or rescinded upon a successful appeal or collateral attack. Defendants shall not be liable for the distribution or allocation of fees among Plaintiffs’ Counsel.

11.   The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any party of any fault, liability, or wrongdoing, or lack of merit as to any facts or claims alleged or asserted in the Actions or in any other action or proceeding, and shall not be interpreted, construed, deemed, invoked, offered, or received into evidence or otherwise used by any person in the Actions or in any other action or proceeding, whether civil, criminal, or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

12.   Telular or its successor(s) in interest shall pay the costs and expenses related to providing notice of the Settlement to the Class, as well as any costs and expenses related to the administration of the Settlement.

13.   Each plaintiff and his counsel represent and warrant that (i) the plaintiff is a Telular stockholder and has been a Telular stockholder at all relevant times and continued to hold their stock in Telular as of the date this MOU was signed, and (ii) none of the plaintiff’s claims or causes of action referred to in any of the complaints or this MOU, or any claims the plaintiff could have alleged, have been assigned, encumbered, or in any manner transferred in whole or in part.

14.   Upon final approval of the Settlement, each member of the Class covenants not to sue, and each member of the Class shall be barred from suing, any Defendant or any other Released Person for any Settled Claim.

15.   In entering into this Settlement, Plaintiffs assume the risk of any mistake of fact or law if Plaintiffs should later discover that any fact they relied upon in entering into this Settlement is not true, or that their understanding of the facts or law was incorrect, and in such event Plaintiffs shall not be entitled to seek rescission of this Settlement, or otherwise attack the validity of the Settlement, based on any such mistake. This Settlement is intended to be final and binding upon Plaintiffs regardless of any mistake of fact or law.

16.   This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

17.   This MOU and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Illinois, without regard to conflict of laws principles.

18.   This MOU may be executed in counterparts by facsimile, email, or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

19.   Subject to paragraph 8, this MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, and assigns.

DATED: June 10, 2013

KRISLOV & ASSOCIATES, LTD.

/s/ Clinton A. Krislov

Clinton A. Krislov

Michael R. Karnuth

John Orellana

Civic Opera Building

20 North Wacker Drive, Suite 1350

Chicago, IL 60606

Attorneys for the DeNicolo Family Plaintiffs

SKADDEN, ARPS, SLATE,

     MEAGHER & FLOM LLP

/s/ Michael Y. Scudder, Jr.

Edward M. Crane

Michael Y. Scudder, Jr.

Brittany D. Parling

155 North Wacker Drive, Suite 2700

Chicago, Illinois 60606

(312) 407-0700 (Telephone No.)

(312) 407-0411 (Facsimile No.)

Of Counsel:

Edward P. Welch

Sarah Runnells Martin

SKADDEN, ARPS, SLATE,

MEAGHER & FLOM LLP

One Rodney Square

P.O. Box. 636

Wilmington, Delaware 19801

(302) 651-3000

Attorneys for Defendants
Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz,

Betsy J. Bernard, Joseph A. Beatty, John W. Handy, M. Brian

McCarthy, and Brian J. Clucas

KIRKLAND & ELLIS LLP

/s/ John F. Hartmann

John F. Hartmann

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2215

Of Counsel:

KIRKLAND & ELLIS LLP

Yosef Riemer

David S. Flugman

601 Lexington Avenue

New York, NY 10002

(212) 446-4800

Counsel for Defendants Avista Capital Partners, ACP Tower

Merger Sub, Inc. and ACP Tower Holdings, LLC